July 17, 2019

Bjorn Hall
General Counsel, Chief Compliance Officer, and Corporate Secretary Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

       Re: Rise Companies Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 7
           Filed July 3, 2019
           File No. 024-10659

Dear Mr. Hall:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A POS Filed July 3, 2019

General

1. We note that section 3.12 of your Investors' Rights Agreement contains a mandatory arbitration provision. Please revise your offering statement to:

          Describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom;

          Describe any questions as to enforceability under federal and state law;

          Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
 Bjorn Hall
Rise Companies Corp.
July 17, 2019
Page 2

             To the extent this provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

             Clarify whether purchasers of interests in a secondary transaction would be subject to this provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or Sonia Gupta
Barros, Assistant Director, at 202-551-3655 with any questions.



                                                               Sincerely,
FirstName LastNameBjorn Hall
                                                               Division of
Corporation Finance
Comapany NameRise Companies Corp.
                                                               Office of Real
Estate and
July 17, 2019 Page 2                                           Commodities
FirstName LastName